Exhibit 99.2
Recent Developments
     The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.
RECENT DEVELOPMENTS

		Percentage Change
	Period	Nova Scotia	Canada

Retail Trade (1)	Jan. Mar - 2010/ Jan. Mar - 2009	9.3%	7.5%
Housing Starts (all areas) (2)	2009 / 2008	-13.7%	-29.4%
Unemployment Rate (3)	April 2010	8.6%	8.1%
Consumer Price Index	Jan. - Apr. 2010/ Jan. - Apr. 2009	2.7%	1.7%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the seasonally adjusted rate of unemployment.
Sources: Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0020, 027-0007 and 326-0020.

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